

June 28, 2011

Via E-mail
Brian L. Hauff, President and CEO
Silicon South, Inc.
9160 Diamond Road
Richmond, BC
Canada

> **Re:** **Silicon South, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed June 20, 2011**
> **File No. 000-51906**

Dear Mr. Hauff:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 8-K

Indemnification of Directors and Officers, page 30

1. It is unclear why you have deleted the disclosure required by Item 702 of Regulation S-K. Please revise to add such disclosure or advise.

Item 9.01 Financial Statements and Exhibits, page 32

2. Please further revise your Form 8-K/A to include the annual audited and interim unaudited financial statements for China Wastewater, Inc. as well as the pro forma financial information for periods disclosed in (a) and (b) under this heading.

3. We note that Exhibits 10.2 and 10.3 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you

must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

Form 10-Q for the quarter ended March 31, 2011

Liquidity Capital Resources, page 16

4. In the second paragraph of page 18 of the Form 10-K for the year ended December 31, 2010 you disclose that China Wastewater holds the non-exclusive right to acquire the USBF Trademark until March 31, 2011. We note that your interim discussion has not been updated to disclose the current status of the non-exclusive right. Please tell us the status of the right as of the date you filed the Form 10-Q on May 20, 2011. Also, please confirm to us that you will disclose developments with respect to your license or ownership of the Trademark in your next periodic filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director